UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2013

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3 – 6 Akasaka 2 – chome, Minato – ku, Tokyo, 107 – 8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION INCLUDED IN THIS REPORT

Quarterly Report for the Second Quarter of the 145th Fiscal Year filed on November 11, 2013

On November 11, 2013, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan. This Quarterly Report contains, among other information, Quarterly Consolidated Financial Statements for the six months ended September 30, 2013 and the three months ended September 30, 2013.

Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its press release dated October 28, 2013, a copy of which was submitted under cover of Form 6-K on October 29, 2013 by the registrant.

Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the six months ended September 30, 2013 and the three months ended September 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: November 12, 2013	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer
Chief Financial Officer

[Quarterly Consolidated Financial Statements]

Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

September 30, 2013 and March 31, 2013

	September 30, 2013		March 31, 2013
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Assets
Current assets
Cash and cash equivalents (Note 11)	¥91,675		¥93,620
Time deposits (Note 11)	369		217
Trade notes and accounts receivable, net (Notes 3 and 11)	541,586		606,904
Inventories (Note 4)	679,938		633,647
Deferred income taxes and other current assets (Notes 10, 11 and 12)	162,547		157,668

Total current assets	1,476,115	58.0	1,492,056	59.3

Long-term trade receivables, net (Notes 3 and 11)	245,136	9.6	235,825	9.4
Investments
Investments in and advances to affiliated companies	19,483		19,404
Investment securities (Notes 5, 11 and 12)	62,590		59,279
Other	2,656		2,574

Total investments	84,729	3.3	81,257	3.2

Property, plant and equipment—less accumulated depreciation and amortization of ¥716,081 million at September 30, 2013 and ¥706,297 million at March 31, 2013	616,017	24.2	585,220	23.2

Goodwill	35,132	1.4	34,703	1.4

Other intangible assets—less accumulated amortization	57,234	2.2	58,523	2.3

Deferred income taxes and other assets (Notes 10, 11 and 12)	32,326	1.3	30,273	1.2

	¥2,546,689	100.0	¥2,517,857	100.0

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

	September 30, 2013		March 31, 2013
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Liabilities and Equity
Current liabilities
Short-term debt (Note 11)	¥199,509		¥205,156
Current maturities of long-term debt (Notes 11 and 12)	105,842		130,793
Trade notes, bills and accounts payable (Note 11)	234,508		226,275
Income taxes payable	25,567		33,227
Deferred income taxes and other current liabilities (Notes 10, 11 and 12)	230,991		232,125

Total current liabilities	796,417	31.3	827,576	32.8

Long-term liabilities
Long-term debt (Notes 11 and 12)	315,530		343,814
Liability for pension and retirement benefits	51,013		49,912
Deferred income taxes and other liabilities (Notes 10, 11 and 12)	45,991		43,860

Total long-term liabilities	412,534	16.2	437,586	17.4

Total liabilities	1,208,951	47.5	1,265,162	50.2

Commitments and contingent liabilities (Note 9)

Equity
Komatsu Ltd. shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares
Issued 983,130,260 shares	67,870		67,870
Outstanding 953,189,000 shares at September 30, 2013 and 952,778,859 shares at March 31, 2013
Capital surplus	139,045		138,818
Retained earnings:
Appropriated for legal reserve	39,634		38,230
Unappropriated	1,089,030		1,034,504
Accumulated other comprehensive income (loss) (Notes 5, 6, 10 and 12)	(14,915)		(43,440)
Treasury stock at cost, 29,941,260 shares at September 30, 2013 and 30,351,401 shares at March 31, 2013	(42,215)		(42,788)

Total Komatsu Ltd. shareholders’ equity	1,278,449	50.2	1,193,194	47.4

Noncontrolling interests	59,289	2.3	59,501	2.4

Total equity	1,337,738	52.5	1,252,695	49.8

	¥2,546,689	100.0	¥2,517,857	100.0

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

(Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2013 and 2012

Consolidated Statements of Income

	Six months ended		Six months ended
	September 30, 2013		September 30, 2012
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Net sales	¥925,121	100.0	¥930,849	100.0
Cost of sales (Note 10)	660,541	71.4	678,085	72.8
Selling, general and administrative expenses (Note 7)	155,487	16.8	141,484	15.2
Other operating income (expenses), net	(147)	(0.0)	(16)	(0.0)

Operating income	108,946	11.8	111,264	12.0

Other income (expenses), net
Interest and dividend income	2,286	0.2	2,268	0.2
Interest expense	(4,363)	(0.5)	(4,506)	(0.5)
Other, net (Notes 5, 10 and 12)	5,592	0.6	(3,642)	(0.4)

Total	3,515	0.4	(5,880)	(0.6)
Income before income taxes and equity in earnings of affiliated companies	112,461	12.2	105,384	11.3

Income taxes
Current	28,744		36,234
Deferred	1,376		(1,518)

Total	30,120	3.3	34,716	3.7

Income before equity in earnings of affiliated companies	82,341	8.9	70,668	7.6
Equity in earnings of affiliated companies	944	0.1	568	0.1

Net income	83,285	9.0	71,236	7.7

Less: Net income attributable to noncontrolling interests	4,475	0.5	5,124	0.6
Net income attributable to Komatsu Ltd.	¥78,810	8.5	¥66,112	7.1

	Yen
	Six months ended	Six months ended
	September 30, 2013	September 30, 2012
Net income attributable to Komatsu Ltd. per share (Note 8)
Basic	¥82.69	¥69.42
Diluted	82.60	69.37
Cash dividends per share (Note 14)	24.00	21.00

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Six months ended	Six months ended
	September 30, 2013	September 30, 2012
	Millions of yen	Millions of yen
Net income	¥83,285	¥71,236
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments (Note 6)	23,268	(43,822)
Net unrealized holding gains (losses) on securities available for sale (Notes 5 and 6)	3,793	(6,513)
Pension liability adjustments (Note 6)	502	1,202
Net unrealized holding gains (losses) on derivative instruments (Notes 6 and 10)	784	1,380

Total	28,347	(47,753)

Comprehensive income (loss)	111,632	23,483
Less: Comprehensive income (loss) attributable to noncontrolling interests	4,318	2,192

Comprehensive income (loss) attributable to Komatsu Ltd.	¥107,314	¥21,291

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Three months ended September 30, 2013 and 2012

Consolidated Statements of Income

	Three months ended		Three months ended
	September 30, 2013		September 30, 2012
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Net sales	¥469,962	100.0	¥460,901	100.0
Cost of sales (Note 10)	335,175	71.3	334,930	72.7
Selling, general and administrative expenses (Note 7)	78,240	16.6	69,955	15.2
Other operating income (expenses), net	(14)	(0.0)	(470)	(0.1)

Operating income	56,533	12.0	55,546	12.1

Other income (expenses), net
Interest and dividend income	884	0.2	952	0.2
Interest expense	(2,116)	(0.5)	(2,383)	(0.5)
Other, net (Notes 5, 10 and 12)	5,571	1.2	27	0.0

Total	4,339	0.9	(1,404)	(0.3)
Income before income taxes and equity in earnings of affiliated companies	60,872	13.0	54,142	11.7

Income taxes
Current	22,167		21,630
Deferred	(4,591)		(4,058)

Total	17,576	3.7	17,572	3.8

Income before equity in earnings of affiliated companies	43,296	9.2	36,570	7.9
Equity in earnings of affiliated companies	653	0.1	338	0.1

Net income	43,949	9.4	36,908	8.0

Less: Net income attributable to noncontrolling interests	2,430	0.5	2,920	0.6
Net income attributable to Komatsu Ltd.	¥41,519	8.8	¥33,988	7.4

	Yen
	Three months ended	Three months ended
	September 30, 2013	September 30, 2012
Net income attributable to Komatsu Ltd. per share (Note 8)
Basic	¥43.56	¥35.69
Diluted	43.51	35.66
Cash dividends per share	—	—

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Three months ended	Three months ended
	September 30, 2013	September 30, 2012
	Millions of yen	Millions of yen
Net income	¥43,949	¥36,908
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments (Note 6)	(5,377)	(5,022)
Net unrealized holding gains (losses) on securities available for sale (Notes 5 and 6)	2,122	(2,081)
Pension liability adjustments (Note 6)	207	638
Net unrealized holding gains (losses) on derivative instruments (Notes 6 and 10)	(103)	19

Total	(3,151)	(6,446)

Comprehensive income (loss)	40,798	30,462
Less: Comprehensive income (loss) attributable to noncontrolling interests	2,131	2,760

Comprehensive income (loss) attributable to Komatsu Ltd.	¥38,667	¥27,702

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Equity (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2013	Millions of yen

			Retained earnings		Accumulated		Total
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropria ted	other comprehensive income (loss)	Treasury stock	Komatsu Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	¥67,870	¥138,818	¥38,230	¥1,034,504	¥(43,440)	¥(42,788)	¥1,193,194	¥59,501	¥1,252,695

Cash dividends (Note 14)				(22,880)			(22,880)	(4,102)	(26,982)
Transfer to retained earnings appropriated for legal reserve			1,404	(1,404)			—		—
Other changes		(112)			21		(91)	(428)	(519)
Net income				78,810			78,810	4,475	83,285
Other comprehensive income (loss), for the period, net of tax (Note 6)					28,504		28,504	(157)	28,347
Issuance and exercise of stock acquisition rights (Note 7)		4					4		4
Purchase of treasury stock						(25)	(25)		(25)
Sales of treasury stock		335				598	933		933

Balance at September 30, 2013	¥67,870	¥139,045	¥39,634	¥1,089,030	¥(14,915)	¥(42,215)	¥1,278,449	¥59,289	¥1,337,738

Six months ended September 30, 2012	Millions of yen

			Retained earnings		Accumulated		Total
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropria ted	other comprehensive income (loss)	Treasury stock	Komatsu Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	¥67,870	¥138,384	¥37,954	¥951,395	¥(142,389)	¥(43,518)	¥1,009,696	¥47,761	¥1,057,457

Cash dividends (Note 14)				(20,009)			(20,009)	(5,652)	(25,661)
Transfer to retained earnings appropriated for legal reserve			300	(300)			—		—
Other changes							—	34	34
Net income				66,112			66,112	5,124	71,236
Other comprehensive income (loss), for the period, net of tax (Note 6)					(44,821)		(44,821)	(2,932)	(47,753)
Issuance and exercise of stock acquisition rights (Note 7)		199					199		199
Purchase of treasury stock						(15)	(15)		(15)
Sales of treasury stock				(54)		107	53		53

Balance at September 30, 2012	¥67,870	¥138,583	¥38,254	¥997,144	¥(187,210)	¥(43,426)	¥1,011,215	¥44,335	¥1,055,550

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2013 and 2012

	Millions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2012
Operating activities
Net income	¥83,285	¥71,236
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	43,231	42,544
Deferred income taxes	1,376	(1,518)
Impairment loss and net loss (gain) from sale of investment securities	(1,498)	81
Net loss (gain) on sale of property	(1,346)	(249)
Loss on disposal of fixed assets	1,858	800
Pension and retirement benefits, net	1,397	1,077
Changes in assets and liabilities:
Decrease (increase) in trade receivables	73,959	54,536
Decrease (increase) in inventories	(32,488)	(23,186)
Increase (decrease) in trade payables	6,829	(47,492)
Increase (decrease) in income taxes payable	(8,153)	(4,777)
Other, net	(4,794)	3,255

Net cash provided by (used in) operating activities	163,656	96,307

Investing activities
Capital expenditures	(85,134)	(69,028)
Proceeds from sale of property	9,311	3,801
Proceeds from sale of available for sale investment securities	4,203	423
Purchases of available for sale investment securities	(33)	(3)
Acquisition of subsidiaries and equity investees, net of cash acquired	(4,539)	283
Collection of loan receivables	201	508
Disbursement of loan receivables	(16)	—
Decrease (increase) in time deposits, net	(147)	760

Net cash provided by (used in) investing activities	(76,154)	(63,256)

Financing activities
Proceeds from debt issued (Original maturities greater than three months) (Note 2)	83,745	176,194
Payment on debt (Original maturities greater than three months) (Note 2)	(111,077)	(210,272)
Short-term debt—net (Original maturities three months or less) (Note 2)	(34,894)	32,176
Repayments of capital lease obligations	(1,849)	(3,648)
Sale (purchase) of treasury stock, net	(16)	47
Dividends paid	(22,880)	(20,009)
Other, net	(5,011)	(6,438)

Net cash provided by (used in) financing activities	(91,982)	(31,950)

Effect of exchange rate change on cash and cash equivalents	2,535	(4,237)

Net increase (decrease) in cash and cash equivalents	(1,945)	(3,136)
Cash and cash equivalents, beginning of year	93,620	83,079

Cash and cash equivalents, end of period	¥91,675	¥79,943

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2013 and 2012

Notes to Quarterly Consolidated Financial Statements (Unaudited)

1. Basis of Quarterly Financial Statement Presentation and Summary of Significant Accounting Policies

Basis of Quarterly Financial Statement Presentation

Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) prepare and present the accompanying quarterly consolidated financial statements in accordance with generally accepted accounting principles in the United States of America.

Summary of Significant Accounting Policies

(1) Adoption of new accounting standards

Komatsu adopted the Accounting Standards Update (“ASU”) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, starting in the first quarter period of FY2013, ending March 31, 2014. This update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. ASU 2013-02 being a disclosure regulation, such adoption did not have any impact on Komatsu’s financial position and results of operations. The disclosures required by ASU2013-02 are provided in Note 6. Other Comprehensive Income (Loss).

(2) Change in depreciation method

The Company and some of its consolidated subsidiaries which had adopted the declining balance method for depreciation of property, plant and equipment changed the depreciation method to the straight-line method beginning April 1, 2013.

Komatsu promotes continuous innovation of technologies by concentrating the production of high-value added and technologically important key components in Japan, and also undertakes integrated development and production under the Mother Plant system. As a general rule, Komatsu engages in local production in different parts of the world where there is sufficient market demand for its products. With respect to mainstay products, however, Komatsu has facilitated effective use of its global production capacities by cross sourcing finished products after producing them at its most cost-effective plants and exporting them in light of changes in market demand and foreign exchange rate. Komatsu is establishing its production efficiency, standardization of production and stable operation of production facilities through renewing its old factory buildings in Japan, reassessing logistics and reforming production process by technology innovation as well as cutting down electric power consumption in half at its plants in Japan. With respect to capital investment, Komatsu continues to invest in its production facilities for renovation at a constant level. In light of those activities, Komatsu expects stable production and facility utilization within its production capacity, and is able to receive economic benefits from those facilities at a constant rate throughout their durable periods.

As a result of reviewing its depreciation method, Komatsu concluded that the straight-line method would be an appropriate depreciation method to reflect its usage of property, plants and equipment and to allocate the costs in earnings.

The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the six months ended September 30, 2013 decreased by ¥5,394 million. Net Income attributable to Komatsu Ltd. for the six months ended September 30, 2013 increased by ¥3,339 million. Both Basic and Diluted net income attributable to Komatsu Ltd. per common share for the six months ended September 30, 2013 increased by ¥3.50.

Excluding the above, there is no material change for Summary of Significant Accounting Policies stated in annual report for the year ended March 31, 2013.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the six months ended September 30, 2013 and 2012 are as follows:

	Millions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2012
Additional cash flow information:
Interest paid	¥4,817	¥4,602
Income taxes paid	41,556	37,037
Noncash investing and financing activities:
Capital lease obligations incurred	¥407	¥2,625

In the consolidated statements of cash flow, Komatsu disclosed its cash flow of short-term debt in financing activities on a net amount basis in the six months ended September 30, 2012. Komatsu discloses its cash flow on a net amount basis for the debts whose original maturities are three months or less in the six months ended September 30, 2013. The consolidated statements of cash flow for the six months ended September 30, 2012 have been re-presented to be consistent with the September 30, 2013 presentation. This change does not have any impact on the reported total cash flow from financing activities.

3. Allowance for Doubtful Receivables

At September 30, 2013 and at March 31, 2013, allowances for doubtful receivables deducted from Trade notes and accounts receivable, net and Long-term trade receivables, net are ¥17,849 million and ¥17,994 million, respectively.

4. Inventories

At September 30, 2013 and at March 31, 2013, inventories comprised the following:

	Millions of yen
	September 30, 2013	March 31, 2013
Finished products, including finished parts held for sale	¥477,149	¥437,729
Work in process	147,977	141,166
Materials and supplies	54,812	54,752

Total	¥679,938	¥633,647

5. Investment Securities

Investment securities at September 30, 2013 and at March 31, 2013, primarily consisted of securities available for sale.

Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at September 30, 2013 and at March 31, 2013, are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At September 30, 2013
Investment securities:
Marketable equity securities available for sale	¥15,664	¥38,888	¥—	¥54,552

Other investment securities at cost	8,038

	¥23,702

At March 31, 2013
Investment securities:
Marketable equity securities available for sale	¥17,915	¥33,047	¥8	¥50,954

Other investment securities at cost	8,325

	¥26,240

Other investment securities primarily include non-marketable equity securities.

Proceeds from the sales of investment securities available for sale were ¥4,203 million and ¥423 million for the six months ended September 30, 2013 and 2012, respectively.

Impairment loss and net gain (loss) from sale of investment securities available for sale during the six months ended September 30, 2013 and 2012, amounted to gains of ¥1,498 million and losses of ¥81 million, respectively. Impairment loss and net gain (loss) from sale of investment securities available for sale during the three months ended September 30, 2013 and 2012, amounted to gains of ¥1,491 million and losses of ¥11 million, respectively. Such gains and losses were included in other income (expenses), net in the accompanying consolidated statements of income.

The cost of the investment securities sold was computed based on the average-cost method.

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2013, are as follows. Not applicable at September 30, 2013.

Millions of yen
	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
		unrealized		unrealized		unrealized
		holding		holding		holding
	Fair value	losses	Fair value	losses	Fair value	losses
At March 31, 2013
Investment securities:
Marketable equity securities available for sale	¥190	¥8	¥—	¥—	¥190	¥8

Komatsu judged the decline in fair value of investment securities at March 31,2013, to be temporary, by considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

6. Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the six months ended September 30, 2013 and the three months ended September 30, 2013 are as follows:

	Millions of yen
	Six months ended September 30, 2013
		Net unrealized		Net unrealized
	Foreign	holding		holding
	currency	gains (losses)	Pension	gains (losses)
	translation	on securities	liability	on derivative
	adjustments	available for sale	adjustments	instruments	Total
Balance, beginning of year	¥(38,833)	¥21,519	¥(24,835)	¥(1,291)	¥(43,440)
Other comprehensive income (loss) before reclassifications	25,558	4,701	(232)	(3,033)	26,994
Amounts reclassified from accumulated other comprehensive income (loss)	(2,290)	(908)	734	3,817	1,353

Net current-period other comprehensive income (loss)	23,268	3,793	502	784	28,347
Less: other comprehensive income (loss) attributable to noncotrolling interests	(185)	—	(3)	31	(157)

Other comprehensive income (loss) attributable to Komatsu Ltd.	23,453	3,793	505	753	28,504
Equity transactions with noncontrolling interests	21	—	—	—	21

Balance, end of period	¥(15,359)	¥25,312	¥(24,330)	¥(538)	¥(14,915)

All amounts are net of tax.

	Millions of yen
	Three months ended September 30, 2013
		Net unrealized		Net unrealized
	Foreign	holding		holding
	currency	gains (losses)	Pension	gains (losses)
	translation	on securities	liability	on derivative
	adjustments	available for sale	adjustments	instruments	Total
Balance, beginning of period	¥(10,346)	¥23,190	¥(24,539)	¥(413)	¥(12,108)
Other comprehensive income (loss) before reclassifications	(3,087)	3,030	(114)	(417)	(588)
Amounts reclassified from accumulated other comprehensive income (loss)	(2,290)	(908)	321	314	(2,563)

Net current-period other comprehensive income (loss)	(5,377)	2,122	207	(103)	(3,151)
Less: other comprehensive income (loss) attributable to noncotrolling interests	(319)	—	(2)	22	(299)

Other comprehensive income (loss) attributable to Komatsu Ltd.	(5,058)	2,122	209	(125)	(2,852)
Equity transactions with noncontrolling interests	45	—	—	—	45

Balance, end of period	¥(15,359)	¥25,312	¥(24,330)	¥(538)	¥(14,915)

All amounts are net of tax.

Reclassifications out of accumulated other comprehensive income (loss) for the six months ended September 30, 2013 and the three months ended September 30, 2013 are as follows:

Millions of yen
	Six months ended	Affected line items in
	September 30, 2013	consolidated statements of income
Foreign currency translation adjustments
Liquidation	¥2,290	Other income (expenses), net: Other, net

	2,290	Total before tax
	—	Income taxes

	2,290	Net of tax

Net unrealized holding gains (losses) on securities available for sale
Gain from sale	1,498	Other income (expenses), net: Other, net

	1,498	Total before tax
	(590)	Income taxes

	908	Net of tax
Pension liability adjustments
Amortization of actuarial loss and prior service cost	(1,164)	*1

	(1,164)	Total before tax
	430	Income taxes

	(734)	Net of tax

Net unrealized holding gains (losses) on derivative instruments
Forwards contracts	(6,166)	Other income (expenses), net: Other, net

	(6,166)	Total before tax
	2,349	Income taxes

	(3,817)	Net of tax

Total reclassifications for the period	¥(1,353)	Net of tax

*1	This amount is included in the computation of net periodic pension cost.

Millions of yen
	Three months ended	Affected line items in
	September 30, 2013	consolidated statements of income
Foreign currency translation adjustments
Liquidation	¥2,290	Other income (expenses), net: Other, net

	2,290	Total before tax
	—	Income taxes

	2,290	Net of tax

Net unrealized holding gains (losses) on securities available for sale
Gain from sale	1,498	Other income (expenses), net: Other, net

	1,498	Total before tax
	(590)	Income taxes

	908	Net of tax
Pension liability adjustments
Amortization of actuarial loss and prior service cost	(552)	*1

	(552)	Total before tax
	231	Income taxes

	(321)	Net of tax

Net unrealized holding gains (losses) on derivative instruments
Forwards contracts	(508)	Other income (expenses), net: Other, net

	(508)	Total before tax
	194	Income taxes

	(314)	Net of tax

Total reclassifications for the period	¥2,563	Net of tax

*1	This amount is included in the computation of net periodic pension cost.

Tax effects allocated to each component of other comprehensive income (loss) for the six months ended September 30, 2013 and the three months ended September 30, 2013 are as follows:

	Millions of yen
	Six months ended September 30, 2013
	Before tax amount	Tax (expense) or benefit	Net of tax amount
Foreign currency translation adjustments
Foreign currency translation adjustments arising during period	¥25,605	¥(47)	¥25,558
Less: reclassification adjustment for gains included in net income	(2,290)	—	(2,290)

Net foreign currency translation adjustments	23,315	(47)	23,268
Net unrealized holding gains (losses) on securities available for sale
Unrealized holding gains arising during period	7,382	(2,681)	4,701
Less: reclassification adjustment for gains included in net income	(1,498)	590	(908)

Net unrealized gains	5,884	(2,091)	3,793
Pension liability adjustments
Pension liability adjustments arising during period	(332)	100	(232)
Less: reclassification adjustment for losses included in net income	1,164	(430)	734

Net pension liability adjustments	832	(330)	502
Net unrealized holding gains (losses) on derivative instruments
Changes in fair value of derivatives	(4,914)	1,881	(3,033)
Net losses reclassified into earnings	6,166	(2,349)	3,817

Net unrealized gains	1,252	(468)	784

Other comprehensive income (loss)	¥31,283	¥(2,936)	¥28,347

	Millions of yen
	Three months ended September 30, 2013
	Before tax amount	Tax (expense) or benefit	Net of tax amount
Foreign currency translation adjustments
Foreign currency translation adjustments arising during period	¥(3,098)	¥11	¥(3,087)
Less: reclassification adjustment for gains included in net income	(2,290)	—	(2,290)

Net foreign currency translation adjustments	(5,388)	11	(5,377)
Net unrealized holding gains (losses) on securities available for sale
Unrealized holding gains arising during period	4,789	(1,759)	3,030
Less: reclassification adjustment for gains included in net income	(1,498)	590	(908)

Net unrealized gains	3,291	(1,169)	2,122
Pension liability adjustments
Pension liability adjustments arising during period	(64)	(50)	(114)
Less: reclassification adjustment for losses included in net income	552	(231)	321

Net pension liability adjustments	488	(281)	207
Net unrealized holding gains (losses) on derivative instruments
Changes in fair value of derivatives	(685)	268	(417)
Net losses reclassified into earnings	508	(194)	314

Net unrealized losses	(177)	74	(103)

Other comprehensive income (loss)	¥(1,786)	¥(1,365)	¥(3,151)

7. Share-Based Compensation

The Company has two types of stock option plans as share-based compensation for directors and certain employees and certain directors of subsidiaries.

The stock option plans resolved by the Board of Directors’ meetings held in and before June 2010

The right to purchase the Company’s shares is granted at a predetermined price to directors and certain employees and certain directors of subsidiaries. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant.

The stock option plans resolved by the Board of Directors’ meetings held in and after July 2010

The right to purchase the Company’s shares is granted at an exercise price of ¥1 per share to directors and certain employees and certain directors of subsidiaries.

Based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 12, 2012, the Company issued 843 rights of its share acquisition rights to directors. Based on the resolutions of the shareholders’ meeting on June 20, 2012 and the Board of Directors on July 12, 2012, the Company also issued 2,555 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2013. The options vest 100% on each of the grant dates and are exercisable from August 1, 2015.

In addition, based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 17, 2013, the Company issued 561 rights of its share acquisition rights to directors. Based on the resolutions of the shareholders’ meeting on June 19, 2013 and the Board of Directors on July 17, 2013, the Company also issued 2,358 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2014. The options vest 100% on each of the grant dates and are exercisable from August 1, 2016.

The number of shares subject to one share acquisition rights is 100 shares.

The Company recognizes compensation expense using the fair value method. Compensation expenses during the six months ended September 30, 2013 and 2012 were ¥226 million and ¥200 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses during the three months ended September 30, 2013 and 2012 were ¥226 million and ¥200 million, respectively, and were recorded in selling, general and administrative expenses.

8. Net Income Attributable to Komatsu Ltd. per Share

A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2012
Net income attributable to Komatsu Ltd.	¥78,810	¥66,112

	Number of shares
	Six months ended September 30, 2013	Six months ended September 30, 2012
Weighted average common shares outstanding, less treasury stock	953,073,969	952,319,152
Dilutive effect of:
Stock options	1,020,440	783,888

Weighted average diluted common shares outstanding	954,094,409	953,103,040

	Yen
	Six months ended September 30, 2013	Six months ended September 30, 2012
Net income attributable to Komatsu Ltd. per share:
Basic	¥82.69	¥69.42
Diluted	¥82.60	¥69.37

	Millions of yen
	Three months ended September 30, 2013	Three months ended September 30, 2012
Net income attributable to Komatsu Ltd.	¥41,519	¥33,988

	Number of shares
	Three months ended September 30, 2013	Three months ended September 30, 2012
Weighted average common shares outstanding, less treasury stock	953,173,320	952,330,361
Dilutive effect of:
Stock options	1,065,012	809,790

Weighted average diluted common shares outstanding	954,238,332	953,140,151

	Yen
	Three months ended September 30, 2013	Three months ended September 30, 2012
Net income attributable to Komatsu Ltd. per share:
Basic	¥43.56	¥35.69
Diluted	¥43.51	¥35.66

9. Contingent Liabilities

At September 30, 2013 and at March 31, 2013, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥365 million and ¥406 million, respectively.

Komatsu provides guarantees to third parties of loans of the employees, affiliated companies, customers and other companies. The guarantees of loans relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies, customers and other companies are made to enhance the credit of those companies.

For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 11 years in the case of loans relating to the affiliated companies, customers and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥82,707 million and ¥94,776 million at September 30, 2013 and at March 31, 2013, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at September 30, 2013 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.

Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial statements.

Komatsu has business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

10. Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at September 30, 2013 and at March 31, 2013 are as follows:

	Millions of yen
	September 30, 2013	March 31, 2013
Forwards:
Sale of foreign currencies	¥118,753	¥130,060
Purchase of foreign currencies	48,100	39,904
Interest rate swaps, cross-currency swaps and interest rate cap agreements	93,755	103,182

Fair value of derivative instruments at September 30, 2013 and March 31, 2013 on the consolidated balance sheets are as follows (Notes 11 and 12):

	Millions of yen
	September 30, 2013
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥650	Deferred income taxes and other current liabilities	¥34
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	5,382
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	7	Deferred income taxes and other current liabilities	845

Total		¥657		¥6,261

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥788	Deferred income taxes and other current liabilities	¥2,529
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	1
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	172	Deferred income taxes and other current liabilities	656
	Deferred income taxes and other assets	125	Deferred income taxes and other liabilities	518

Total		¥1,085		¥3,704

Total Derivative Instruments		¥1,742		¥9,965

	Millions of yen
	March 31, 2013
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥43	Deferred income taxes and other current liabilities	¥2,479
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	3,905
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	42	Deferred income taxes and other current liabilities	1,063

Total		¥85		¥7,447

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥463	Deferred income taxes and other current liabilities	¥3,628
	Deferred income taxes and other assets	1	Deferred income taxes and other liabilities	11
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	2	Deferred income taxes and other current liabilities	791
	Deferred income taxes and other assets	288	Deferred income taxes and other liabilities	272

Total		¥754		¥4,702

Total Derivative Instruments		¥839		¥12,149

The effects of derivative instruments on the consolidated statements of income and consolidated statements of comprehensive income for the six months ended September 30, 2013 and 2012 are as follows:

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Six months ended September 30, 2013
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥(5,024)	Other income (expenses), net: Other, net	¥(6,166)	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	110	—	—	—	—

Total	¥(4,914)		¥(6,166)		¥—

	Millions of yen
	Six months ended September 30, 2012
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥5,748	Other income (expenses), net: Other, net	¥2,734	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(195)	—	—	—	—

Total	¥5,553		¥2,734		¥—

OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Six months ended September 30, 2013
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(25)
Option contracts	Other income (expenses), net: Other, net	(0)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	122
	Other income (expenses), net: Other, net	122

Total		¥219

	Millions of yen
	Six months ended September 30, 2012
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥445
Option contracts	Other income (expenses), net: Other, net	(1)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(21)
	Other income (expenses), net: Other, net	(608)

Total		¥(185)

The effects of derivative instruments on the consolidated statements of income and consolidated statements of comprehensive income for the three months ended September 30, 2013 and 2012 are as follows:

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Three months ended September 30, 2013
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥(762)	Other income (expenses), net: Other, net	¥(508)	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	77	—	—	—	—

Total	¥(685)		¥(508)		¥—

	Millions of yen
	Three months ended September 30, 2012
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥1,720	Other income (expenses), net: Other, net	¥1,464	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	303	—	—	—	—

Total	¥2,023		¥1,464		¥—

OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Three months ended September 30, 2013
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(245)
Option contracts	Other income (expenses), net: Other, net	(0)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	64
	Other income (expenses), net: Other, net	(14)

Total		¥(195)

	Millions of yen
	Three months ended September 30, 2012
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(1,460)
Option contracts	Other income (expenses), net: Other, net	(2)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	56
	Other income (expenses), net: Other, net	(915)

Total		¥(2,321)

11. Fair Values of Financial Instruments

(1) Cash and cash equivalents, Time deposits, Trade notes and accounts receivable, Other current assets, Short-term debt, Trade notes, bills and accounts payables, and Other current liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2) Investment securities, marketable equity securities

The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.

(3) Long-term trade receivables

The fair values of long-term trade receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.

(4) Long-term debt, including current portion (Note 12)

The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity and is classified in Level 2 in the fair value hierarchy.

(5) Derivatives (Notes 10 and 12)

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, at September 30, 2013 and at March 31, 2013, are summarized as follows:

	Millions of yen
	September 30, 2013		March 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Cash and cash equivalents	¥91,675	¥91,675	¥93,620	¥93,620
Time deposits	369	369	217	217
Trade notes and accounts receivable, net	541,586	541,586	606,904	606,904
Long-term trade receivables, net	245,136	245,136	235,825	235,825
Investment securities, marketable equity securities	54,552	54,552	50,954	50,954
Short-term debt	199,509	199,509	205,156	205,156
Trade notes, bills and accounts payable	234,508	234,508	226,275	226,275
Long-term debt, including current portion	421,372	411,752	474,607	469,444
Derivatives:
Forwards and options
Assets	1,438	1,438	507	507
Liabilities	7,946	7,946	10,023	10,023
Interest rate swaps, cross-currency swaps and interest rate cap agreements
Assets	304	304	332	332
Liabilities	2,019	2,019	2,126	2,126

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

12. Fair value measurements

ASC 820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1	– Quoted prices in active markets for identical assets or liabilities

Level 2	– Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	– Unobservable inputs for the assets or liabilities

Assets and liabilities that are measured at fair value on a recurring basis

The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at September 30, 2013 and at March 31, 2013 are as follows:

	Millions of yen
September 30, 2013	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥28,480	¥—	¥—	¥28,480
Financial service industry	21,459	—	—	21,459
Other	4,613	—	—	4,613
Derivatives
Forward contracts	—	1,438	—	1,438
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	304	—	304

Total	¥54,552	¥1,742	¥—	¥56,294

Liabilities
Derivatives
Forward contracts	¥—	¥7,946	¥—	¥7,946
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	2,019	—	2,019
Other	—	78,820	572	79,392

Total	¥—	¥88,785	¥572	¥89,357

	Millions of yen
March 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥28,061	¥—	¥—	¥28,061
Financial service industry	19,299	—	—	19,299
Other	3,594	—	—	3,594
Derivatives
Forward contracts	—	507	—	507
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	332	—	332

Total	¥50,954	¥839	¥—	¥51,793

Liabilities
Derivatives
Forward contracts	¥—	¥10,023	¥—	¥10,023
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	2,126	—	2,126
Other	—	76,239	639	76,878

Total	¥—	¥88,388	¥639	¥89,027

Investment securities available for sale

Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.

Derivatives (Notes 10 and 11)

Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. The fair value of foreign exchange contracts is based on a valuation model that discounts cash flows resulting from the differential between contract rate and the market-based forward rate and is classified in Level 2 in the fair value hierarchy. The fair value of interest rate swap agreements is based on a valuation model that discounts cash flows based on the terms of the contract and the swap curves and is classified in Level 2 in the fair value hierarchy.

Other

Other primarily represents loans which are measured at fair value under the Fair Value Option of ASC 825, “Financial Instruments”. The fair value of loans is based on a valuation model based on market yield curve data and credit spread data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty.

The following table summarizes information about changes of Level 3 for the six months ended September 30, 2013 and 2012

	Millions of yen
	Six months ended September 30, 2013	Six months ended September 30, 2012
Balance, beginning of year	¥(639)	¥(752)
Total gains or losses (realized / unrealized)	67	180
Included in earnings	92	143
Included in other comprehensive income (loss)	(25)	37

Balance, end of period	¥(572)	¥(572)

The amounts of unrealized gains on classified in Level 3 liabilities recognized in earnings for the six months ended September 30, 2013 and 2012 related to liabilities still held at September 30, 2013 and 2012 were gains of ¥92 million and gains of ¥143 million, respectively. These gains were reported in other income (expenses), net of the consolidated statements of income.

The following table summarizes information about changes of Level 3 for the three months ended September 30, 2013 and 2012

	Millions of yen
	Three months ended September 30, 2013	Three months ended September 30, 2012
Balance, beginning of period	¥(594)	¥(604)
Total gains or losses (realized / unrealized)	22	32
Included in earnings	17	19
Included in other comprehensive income (loss)	5	13

Balance, end of period	¥(572)	¥(572)

The amounts of unrealized gains on classified in Level 3 liabilities recognized in earnings for the three months ended September 30, 2013 and 2012 related to liabilities still held at September 30, 2013 and 2012 were gains of ¥17 million and gains of ¥19 million, respectively. These gains were reported in other income (expenses), net of the consolidated statements of income.

Assets and liabilities that are measured at fair value on a non-recurring basis

During six months ended September 30, 2013 and 2012 assets and liabilities that were measured at fair value on a non-recurring basis were not material.

13. Committed Credit lines

Certain consolidated subsidiaries have entered into contract with certain financial institutions for committed credit lines. These total amounts of committed credit lines at September 30, 2013 and at March 31, 2013 were ¥42,278 million and ¥49,997 million, respectively. These total amounts of unused committed credit lines available for full and immediate borrowings at September 30, 2013 and March 31, 2013 were ¥15,276 million and ¥14,738 million, respectively.

14. Dividends

Six months ended September 30, 2013

(1) Payment amount of dividends

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 19, 2013	Common stock	22,879	Retained earnings	24	March 31, 2013	June 20, 2013

(2) Dividends to be paid for the six months ended September 30, 2013, of which effective date is after September 30, 2013

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Board of Directors held on October 28, 2013	Common stock	27,658	Retained earnings	29	September 30, 2013	November 29, 2013

Six months ended September 30, 2012

(1) Payment amount of dividends

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 20, 2012	Common stock	20,008	Retained earnings	21	March 31, 2012	June 21, 2012

(2) Dividends to be paid for the six months ended September 30, 2012, of which effective date is after September 30, 2012

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Board of Directors held on October 30, 2012	Common stock	22,868	Retained earnings	24	September 30, 2012	November 30, 2012

The amount is rounded down to nearest million yen.

15. Business Segment and Geographic Information

Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment, and 2) Industrial Machinery and Others.

The accounting policies used by the segments are the same as those used in the preparation of the quarterly consolidated financial statements.

Segment profit is determined by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.

Operating segments:

	Millions of yen
	Six months ended	Six months ended
	September 30, 2013	September 30, 2012
Net sales:
Construction, Mining and Utility Equipment—
External customers	¥828,775	¥837,668
Intersegment	1,296	1,482

Total	830,071	839,150
Industrial Machinery and Others—
External customers	96,346	93,181
Intersegment	3,253	4,018

Total	99,599	97,199
Elimination	(4,549)	(5,500)

Consolidated	¥925,121	¥930,849

Segment profit:
Construction, Mining and Utility Equipment	¥105,793	¥109,581
Industrial Machinery and Others	4,808	3,301

Total segment profit	110,601	112,882
Corporate expenses and elimination	(1,508)	(1,602)

Total	109,093	111,280
Other operating income (expenses), net	(147)	(16)
Operating income	108,946	111,264
Interest and dividend income	2,286	2,268
Interest expense	(4,363)	(4,506)
Other, net	5,592	(3,642)

Consolidated income before income taxes and equity in earnings of affiliated companies	¥112,461	¥105,384

	Millions of yen
	Three months ended	Three months ended
	September 30, 2013	September 30, 2012
Net sales:
Construction, Mining and Utility Equipment—
External customers	¥412,870	¥408,747
Intersegment	564	627

Total	413,434	409,374
Industrial Machinery and Others—
External customers	57,092	52,154
Intersegment	2,129	1,959

Total	59,221	54,113
Elimination	(2,693)	(2,586)

Consolidated	¥469,962	¥460,901

Segment profit:
Construction, Mining and Utility Equipment	¥53,182	¥55,379
Industrial Machinery and Others	3,985	925

Total segment profit	57,167	56,304
Corporate expenses and elimination	(620)	(288)

Total	56,547	56,016
Other operating income (expenses), net	(14)	(470)
Operating income	56,533	55,546
Interest and dividend income	884	952
Interest expense	(2,116)	(2,383)
Other, net	5,571	27

Consolidated income before income taxes and equity in earnings of affiliated companies	¥60,872	¥54,142

Business categories and principal products and services included in each operating segment are as follows:

a.	Construction, Mining and Utility Equipment:

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products and logistics

b.	Industrial Machinery and Others:

Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others

Transfers between segments are made at estimated arm’s-length prices.

Geographic information:

Net sales determined by customer location for the six months ended September 30, 2013 and 2012 are as follows:

	Millions of yen
	Six months ended	Six months ended
	September 30, 2013	September 30, 2012
Japan	¥193,608	¥178,916
The Americas	272,858	268,437
Europe and CIS	96,179	99,572
China	87,722	75,331
Asia (excluding Japan and China) and Oceania	198,278	246,774
Middle East and Africa	76,476	61,819

Consolidated net sales	¥925,121	¥930,849

Net sales determined by customer location for the three months ended September 30, 2013 and 2012 are as follows:

	Millions of yen
	Three months ended	Three months ended
	September 30, 2013	September 30, 2012
Japan	¥113,574	¥98,190
The Americas	140,959	139,347
Europe and CIS	44,692	44,498
China	39,966	28,020
Asia (excluding Japan and China) and Oceania	92,854	116,678
Middle East and Africa	37,917	34,168

Consolidated net sales	¥469,962	¥460,901

Net sales determined by geographic origin for the six months ended September 30, 2013 and 2012 are as follows:

	Millions of yen
	Six months ended	Six months ended
	September 30, 2013	September 30, 2012
Japan	¥295,699	¥301,118
U.S.A.	253,269	258,979
Europe and CIS	107,144	97,563
China	76,225	61,730
Others	192,784	211,459

Consolidated net sales	¥925,121	¥930,849

Net sales determined by geographic origin for the three months ended September 30, 2013 and 2012 are as follows:

	Millions of yen
	Three months ended	Three months ended
	September 30, 2013	September 30, 2012
Japan	¥165,123	¥152,663
U.S.A.	129,269	133,990
Europe and CIS	50,906	45,323
China	33,992	24,201
Others	90,672	104,724

Consolidated net sales	¥469,962	¥460,901

Other than in Japan, U.S.A. and China, no individual country had a material impact on net sales to external customers.

There were no sales to a single major external customer for the six months and three months ended September 30, 2013 and 2012.

16. Subsequent Event

There was no significant subsequent event to be disclosed.